SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                            _______________________

                                SCHEDULE 14D-9

                 Solicitation/ Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934
                            _______________________

                              CB BANCSHARES, INC.

                           (Name of Subject Company)

                              CB BANCSHARES, INC.

                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share

                        (Title of Class of Securities)

                                   124785106

                     (CUSIP Number of Class of Securities)
                            _______________________

                                Dean K. Hirata
                              CB Bancshares, Inc.
                              201 Merchant Street
                            Honolulu, Hawaii 96813
                                (808) 535-2500

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)
                            _______________________

                                With copies to:

                              Fred B. White, III
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.


                                     # # #

         TRANSCRIPT OF RADIO ADVERTISEMENT #1 BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS

         TRANSCRIPT OF RADIO ADVERTISEMENT #2 BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS

         TRANSCRIPT OF RADIO ADVERTISEMENT #3 BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS

TRANSCRIPT OF RADIO ADVERTISEMENT #1 BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS


Annc'r: How important is banking competition to Hawaii's small businesses?

B. Knott:      "Small business owners rely on banks like City Bank to get ahead."

Annc'r:        Bobby Knott, owner of Why Knott Nursery

B. Knott:      "Our family has been with City Bank for two generations. I opened my first City Bank account when I was thirteen. My Dad took me down to the Kailua Branch. He had a practice in Kailua and chose City Bank as his bank. He said it was a good bank with good people."

Annc'r: More banking choices means more opportunities for Hawaii's businesses.

B. Knott:      "Now I own a small plant rental business and I also chose City
               Bank for my banking needs. It's a small bank helping small businesses like me. If small businesses are the backbone of Hawaii's economy, then we need more rather than fewer banks to serve our needs."

Annc'r: Hawaii depends on small business. And small business depends on competition.

               We're proud to be City Bank.

Disclaimer:    Investors should read CB Bancshares' SEC filings at sec.gov

TRANSCRIPT OF RADIO ADVERTISEMENT #2 BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS


Annc'r: How important is banking competition to Hawaii's small businesses?

L. McCrory:    "We need competition. And we need small banks. Because they know their customers, small banks often provide financing that larger banks wouldn't even consider."

Annc'r:        Lynn McCrory, President of Pahio Resorts on Kauai.

L. McCrory:    "Bank mergers should only happen when the two banks agree on how to keep their commitment to customers, employees and the community.

               "Hostile takeovers are not how we do business in the Islands. We work together. We respect each other and our differences.

               "It's obvious to me that Central Pacific's executives have chosen to ignore what's important to Hawaii's people and businesses. They've taken a hostile approach that only comes from an arrogant belief that they're right and everyone else is wrong.

               I'm not a customer of either bank, but I am a member of this community, and this is not how we behave in Hawaii.

Annc'r: Hawaii depends on small business. And small business depends on competition.

               We're proud to be City Bank.

Disclaimer:    Investors should read CB Bancshares' SEC filings at sec.gov

TRANSCRIPT OF RADIO ADVERTISEMENT #3 BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS


Annc'r: How important is banking competition to Hawaii's small businesses?

R. Leong:      It's my belief that competition within the banking community is positive not just for small business but for the overall community."

Annc'r:        Richard Leong, President of Propark:

R. Leong:      "The recent agreement between our two local airlines and the scheduling of flights is one good example where a business consolidation translated to a disadvantage to the general community.

               "In a similar manner, I believe that the merging of City Bank and Central Pacific would deprive our community of healthy competition. And that would likely mean a loss of services or higher prices to customers. Or both."

Annc'r:        How high are the stakes for small business owners?

R. Leong:      "The dedication and sense of mission I find at City Bank is unique. I feel our own survival as a business relies on their ability to remain independent.

Annc'r: Hawaii depends on small business. And small business depends on competition.

               We're proud to be City Bank.

Disclaimer:    Investors should read CB Bancshares' SEC filings at sec.gov



                                    # # #